Exhibit 99.9

Raymond Chabot Grant Thornton LLP

Chartered Accountants

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANT

As independent public accountants to Axcan Pharma Inc., we hereby consent to inclusion in this Annual Report on Form 40-F of our auditors’ report dated November 29, 2007 on the consolidated balance sheets of Axcan Pharma Inc. and subsidiaries as of September 30, 2007 and 2006 and the consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended September 30, 2007 and the effectiveness of internal control over financial reporting as of September 30, 2007 (the “Report”). In addition, we hereby consent to the incorporation by reference of the Report in Registration Statement (Form S-8 No. 333-97879) pertaining to the Axcan Pharma Inc. Stock Option Plan as Amended and Restated on December 19, 2000, in Registration statement (Form S-8 No. 333-132692) pertaining to the Axcan Pharma Inc. 2006 Stock Incentive Plan and Axcan Pharma Inc. 2006 Stock Purchase Plan and in the related prospectuses.

Raymond Chabot Grant Thornton LLP

Chartered accountants

Montreal, Quebec

December 21, 2007

Raymond Chabot Grant Thornton LLP

Chartered accountants

Suite 1900

National Bank Tower

600 de la Gauchetière Street West

Montreal, Quebec H3B 4L8

Telephone: (514) 878-2691

Internet: www.rcgt.com

Member of Grant Thornton International

Suite 1900

National Bank Tower

600 De La Gauchetière Street West

Montréal, Québec H3B 4L8

Telephone: (514) 878-2691

Fax: (514) 878-2127

www.rcgt.com

Member of Grant Thornton International